



12061903

SEC
Mail Processing
Section

JUN 29 2012

Washington DC
400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III



SEC FILE NUMBER
8-44204

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/11 (MM/DD/YY) AND ENDING 03/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Bermuda Securities (BVI) Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Maxwell R. Roberts Building 1 Church Street
(No. and Street)

Hamilton	Bermuda	HM 11
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey G. Conyers — (441) 279-5226
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG Cayman Islands
(Name – *if individual, state last, first, middle name*)

P.O. Box 493 Century Yard, Cricket Square	George Town	Grand Cayman	KY1-1106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Conyers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Bermuda Securities (BVI) Ltd., as of March 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

Leah K. Scott
Notary Public
4 Burnaby Street
P.O. Box HM 3014
Hamilton HM MX
Bermuda

Date: 25 June 2012
MY COMMISSION DOES NOT EXPIRE

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST BERMUDA SECURITIES (BVI) LTD.

Table of Contents



KPMG
PO Box 493
Century Yard
Grand Cayman KY1-1106
CAYMAN ISLANDS

Telephone: +1 345 949-4800
Fax: +1 345 949-7164
Internet: www.kpmg.ky

Independent Auditors' Report to the Shareholder

We have audited the accompanying financial statements of First Bermuda Securities (BVI) Ltd (the "Company"), which comprise the statement of financial condition, as at March 31, 2012, and the statements of income, changes in stockholders equity and cash flows for the year then ended and a summary of significant accounting policies and other explanatory notes, which are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Company, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2012, and its financial performance and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule 1 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for the purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and is derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

As a consequence of the amalgamation with Capital G Bank Limited, the Company has decided to transfer its business to a related entity, de-register its license with FINRA and ultimately wind-up the operations of the Company. Consequently, these financial statements have been prepared on a wind-up basis as the Company will not continue as a going concern once the business is transferred to a related company.

As discussed in Note 9 to the financial statements, subsequent to the audit report issued on May 28, 2012, the financial statements and the supplementary information contained in Schedule 1, for the year-ended March 31, 2012, have been restated to correct a misstatement in the calculation and presentation of the Company's regulatory net capital.

KPMG

June 25, 2012

KPMG, a Cayman Islands partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.

FIRST BERMUDA SECURITIES (BVI) LTD.

Statement of Financial Condition

March 31, 2012
(Expressed in Bermuda Dollars)

	Note		2012	2011
Assets				
Cash and cash equivalents			498,419	643,157
Brokerage commissions receivable			53,623	71,181
Due from group companies, net	3		-	482,195
Accounts receivable & prepaid expenses			21,281	3,347
Total assets		BM$	573,323	1,199,880
Liabilities				
Accounts payable & accrued liabilities			82,711	-
Due to group companies, net	3		313,796	-
Total liabilities			396,507	-
Stockholder's equity				
Capital stock				
Authorized, issued and fully paid				
50,000 shares of $1 par value each			50,000	50,000
Retained earnings			126,816	1,149,880
Total stockholder's equity			176,816	1,199,880
Total liabilities and stockholder's equity		BM$	573,323	1,199,880

See accompanying notes to financial statements.

Approved on behalf of the Board of Directors on June 25, 2012.

JEFFREY CONYERS
________________________ Director

FIRST BERMUDA SECURITIES (BVI) LTD.

Statement of Income

Year ended March 31, 2012
(Expressed in Bermuda Dollars)

	Note		2012	2011
Income				
Brokerage commissions			794,342	1,066,572
Interest income			477	2
Total income			794,819	1,066,574
Expenses				
Salaries and benefits	5		614,051	-
Other operating expenses	5		269,641	84,992
Commission expenses	4		249,958	451,088
Clearing and brokerage charges	5		164,706	207,376
Systems, software and communications	5		134,487	54,185
Rent and amenities	5		61,989	32,500
Secretary and filing fees	5		21,874	13,149
Bank charges	5		1,177	2,096
Total expenses			1,517,883	845,386
Net (loss)/income for the year		BM$	(723,064)	221,188

See accompanying notes to financial statements.

FIRST BERMUDA SECURITIES (BVI) LTD.

Statement of Changes in Stockholder's Equity

Year ended March 31, 2012
(Expressed in Bermuda Dollars)

		2012	2011
Capital stock			
Capital stock at beginning and end of year		50,000	50,000
Retained earnings			
Retained earnings at beginning of year		1,149,880	990,692
Net (loss)/income for the year		(723,064)	221,188
Dividends		(500,000)	(62,000)
Return of dividends		200,000	-
Retained earnings at end of year		126,816	1,149,880
Total stockholder's equity	BM$	176,816	1,199,880

See accompanying notes to financial statements.

FIRST BERMUDA SECURITIES (BVI) LTD.

Statement of Cash Flows

Year ended March 31, 2012
(Expressed in Bermuda Dollars)

		2012	2011
Cash flows from operating activities			
Net (loss)/income for year		(723,064)	221,188
Adjustments to reconcile net income to net cash provided by operating activities:			
Change in brokerage commissions receivable		17,558	43,601
Change in amount due from/to group companies, net		795,991	294,854
Change in accounts receivable & prepaid expenses		(17,934)	2,325
Change in accounts payable and accrued liabilities		82,711	-
Cash provided by operating activities		155,262	561,968
Cash flows from financing activities			
Dividends		(500,000)	(62,000)
Return of dividends		200,000	-
Net (decrease)/increase in cash and cash equivalents		(144,738)	499,968
Cash and cash equivalents at beginning of year		643,157	143,189
Cash and cash equivalents at end of year	BM$	498,419	643,157

See accompanying notes to financial statements

1. Incorporation and background information

First Bermuda Securities (BVI) Ltd. (the "Company") was incorporated on November 2, 1992 under the laws of the British Virgin Islands and carries on business as a broker/dealer and is a registered member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of First Bermuda Group Ltd. ("FBG"), a company incorporated in Bermuda, and is affiliated with Capital G Bank Limited ("Capital G"), also incorporated in Bermuda.

2. Significant accounting policies

The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The following are the significant accounting policies adopted by the Company:

(a) Going concern assumption

Management formally intends to de-register the Company with FINRA subsequent to the year-end during 2012 and transition its existing customers to Capital G Brokerage, a Bermuda based broker-dealer. Based on the intended FINRA de-registration, the Company will be dissolved. The timing of the transition of the Company's business to Capital G Brokerage is contingent upon the completion of the de-registration process with FINRA. As a result of management's intention to dissolve the Company, the going concern assumption is not appropriate and the financial statements have been prepared on a wind-up basis.

(b) Brokerage commissions

Brokerage commissions are accounted for on a trade-date basis and are accrued to the statement of financial condition date.

(c) Interest income

Interest income is accrued to the statement of financial condition date.

(d) Commission expenses

Commission expenses are accrued to the statement of financial condition date.

(e) Cash and cash equivalents

Cash and cash equivalents are short-term, highly liquid investments with maturities of less than three months from the date of acquisition. Money market fund investments are included in cash equivalents and are valued at the net asset value as reported by the funds' administrators. Any appreciation in value is recorded as interest income in the statement of income. The Company maintains a bank account with Capital G for the daily operations of the Company.

(Expressed in Bermuda Dollars)

2. Significant accounting policies (continued)

(f) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Due to/from group companies

Amounts due to or from the group companies are presented net. These amounts are interest free, unsecured and have no fixed terms of repayment.

4. Commission expenses

Commission expenses primarily represent the commissions paid by FBG to its employees for services provided to the Company. These expenses are computed as 50% of brokerage commission earned by the Company, after clearing and brokerage charges.

5. Related party transactions

FBG and Capital G are related parties of the Company. FBG and Capital G incurred general and administration expenses related to the operations of the Company. These expenses totalling BM$231,114 (2010: BM$157,084) were recharged to the Company during the year. Additionally, Capital G paid expenses totalling BM$31,817 (2010: BM$nil) on behalf of the Company during the year for which it received reimbursement from the Company.

The Company uses Gibbons Management Services Limited ("GMSL"), a related party, to process its payroll and employee related expenses, which totalled BM$614,051 (2010: BM$nil) for the year ended March 31, 2012.

Additionally, at March 31, 2012, the Company owed BM$313,796 to related parties.

6. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At March 31, 2012, the Company had net regulatory capital of BM$39,909 (restated) (2011: BM$704,338) per Schedule 1, which was BM$13,475 (restated) (2011: BM$699,338) in excess of its required net capital of BM$26,434 (2011: BM$5,000).

(Expressed in Bermuda Dollars)

7. Taxation

The Company is considered a non-resident corporation for British Virgin Islands corporation taxation purposes and is therefore not subject to tax.

It is management's position that the Company is not engaged in a United States trade or business, as determined under United States Federal tax laws, and will not be subject to United States income taxes in respect of the profits and losses of the Company. As a result, management has made no provision for income taxes in the financial statements.

8. Fair values of financial instruments

The fair values of financial assets and liabilities, which include cash and cash equivalents, brokerage commissions receivable and due to/from group companies, approximate their carrying amounts as they are generally due on demand or earn interest at market rates.

9. Compliance matters

During the year ended March 31, 2011, FINRA performed a Sales Practice Examination of the Company. FINRA issued an Examination Report dated December 17, 2010, highlighting exceptions identified during the Examination. The Company replied to FINRA on January 7, 2011, with responses to each exception.

On November 14, 2011, the Company signed a Notice of Acceptance of Letter of Acceptance, Waiver and Consent ("AWC") with FINRA. As a result of the AWC, FINRA censured the Company and a member of management and fined the Company BM$40,000 and a member of management BM$10,000 for which the Company was jointly and severally liable. No further sanctions will be imposed against the Company or management as a result of the Examination.

At March 31, 2012, the Company maintained a demand deposit account with Capital G. In accordance with SEC Rule 15c3-1, bank affiliated broker-dealers must exclude the cash balances held with affiliates from its allowable asset in the calculation of regulatory net capital. The application of the affiliate bank rule resulted in an adjustment of BM$105,626 (2011:BM$nil) as a reduction of allowable assets and an equivalent reduction in the calculated net capital and excess net capital at year-end as disclosed in Note 6 to the financial statements and the supplementary information contained in Schedule 1.

10. Subsequent events

In preparing these financial statements management has evaluated and disclosed all material subsequent events up to June 25, 2012 which is the date that the financial statements were available to be issued.

FIRST BERMUDA SECURITIES (BVI) LTD. **Schedule 1**

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

March 31, 2012 and 2011
(Expressed in Bermuda Dollars)

		Restated 2012	2011
Net capital			
Total stockholder's equity		176,816	1,199,880
Total stockholder's equity qualified for net capital		176,816	1,199,880
Other deductions (excess fidelity bond)		(10,000)	(10,000)
Total capital and allowable subordinated liabilities		166,816	1,189,880
Deductions and/or charges:			
Non-allowable assets:			
Prepayments		(21,281)	(3,347)
Amount due from group companies		-	(482,195)
Affiliated bank balances		(105,626)	-
Total deductions and/or charges		(126,907)	(485,542)
Net capital before haircuts on securities positions		39,909	704,338
Net capital	BM$	39,909	704,338
Aggregate indebtedness:			
Items included in statement of financial condition:			
Accounts payable and accrued expenses		396,507	-
Total aggregated indebtedness	BM$	396,507	-
Computation of basic net capital requirement			
Minimum net capital required		26,434	5,000
Net capital		39,909	704,338
Excess net capital	BM$	13,475	699,338
Ratio: Aggregate indebtedness to net capital		9.9:1.000	0:1.000

The amount stated for net capital in this Schedule is not materially different from the amount stated in Part 11A of the Company's report submitted to FINRA on Form X-17A-5 for the period ended March 31, 2012; and, therefore, a reconciliation is not required.



KPMG
PO Box 493
Century Yard
Grand Cayman KY1-1106
CAYMAN ISLANDS

Telephone: +1 345 949-4800
Fax: +1 345 949-7164
Internet: www.kpmg.ky

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
First Bermuda Securities (BVI) Ltd.:

In planning and performing our audit of the financial statements of First Bermuda Securities (BVI) Ltd. (the Company), as of and for the year ended March 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG, a Cayman Islands partnership and a member firm of the
KPMG network of independent member firms affiliated with KPMG
International Cooperative ("KPMG International"), a Swiss entity.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.[1]

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG

May 28, 2012



KPMG
PO Box 493
Century Yard
Grand Cayman KY1-1106
CAYMAN ISLANDS

Telephone: +1 345 949-4800
Fax: +1 345 949-7164
Internet: www.kpmg.ky

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
First Bermuda Securities (BVI) Ltd.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2012, which were agreed to by First Bermuda Securities (BVI) Ltd.. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, which consisted of bank statements, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 20X1 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, which consisted of the Company's management accounts, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, which included the Company's management accounts, supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

KPMG, a Cayman Islands partnership and a member firm of the
KPMG network of independent member firms affiliated with KPMG
International Cooperative ("KPMG International"), a Swiss entity.



We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG

May 28, 2012

Financial Statements

FIRST BERMUDA SECURITIES (BVI) LTD.

March 31, 2012

FIRST BERMUDA SECURITIES (BVI) LIMITED
Maxwell R. Roberts Building,
1 Church Street, Hamilton HM 11 Bermuda
P.O. Box HM 136, Hamilton HM AX Bermuda
Phone 441-279-5226 – Fax: 441-292-9471

SEC
Mail Processing
Section

JUN 29 2012

Washington DC
400

June 27th, 2012

SEC Headquarters
Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 Street NE
Washington, DC
USA 20549
202 551 6551

Re. Securities Exchange Act of 1934-Rule 17A-5

Dear Sirs

Under the requirements of the above referenced ACT please find enclosed restated copies of the following documents in relation to our fiscal year ended March 31 2012:

Audited Financial Statements (2 copies)
Annual Audited Report Form X-17A-5
Independent Auditors Report on Internal Accounting Control.

Please contact the undersigned if you have any questions.

Yours sincerely

Jeffrey Conyers
Director

cc. SEC Miami Regional Office



KPMG
PO Box 493
Century Yard
Grand Cayman KY1-1106
CAYMAN ISLANDS

Telephone: +1 345 949-4800
Fax: +1 345 949-7164
Internet: www.kpmg.ky

SEC
Mail Processing
Section

JUN 29 2012

Washington DC
400

June 25, 2012

U.S. Securities and Exchange Commission
SEC Headquarter
100F Street, NE
Washington, DC 20549

Re: Notification of Restatement of Independent Auditors' Annual Audit Report
First Bermuda Securities (BVI) Ltd. ("the Company")
SEC File Number: 8-44204

To whom it may concern:

During a phone call on June 21, 2012, the Company notified KPMG that there was a misapplication of SEC Rule 153c-1 regarding bank affiliated broker-dealer cash balances in the calculation of its regulatory net capital for the year-ended March 31, 2012. In accordance with the U.S. generally accepted auditing standards, KPMG will be restating its audit opinion over the financial statements for the year-ended March 31, 2012 based on the subsequent discovery of facts existing at the date of the initial audit report.

If you have any questions or requests, please do not hesitate to contact me.

Sincerely,

KPMG in the Cayman Islands

KPMG

Dara Keogh
Director

KPMG, a Cayman Islands partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.